UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

ESSENTIAL GROUP, INC.

(Name of the Issuer)

Essential Group, Inc.

(Name of Person(s) Filing Statement)

Class A common stock, par value $.001 per share

(Title of Class of Securities)

03061D200

(CUSIP Number of Class of Securities)

C. Lee Jones

President and Chief Executive Officer

Essential Group, Inc.

1325 Tri-State Parkway, Suite 300

Gurnee, Illinois 60031

(847) 855-7500

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Michael Bonn

Johnson and Colmar

300 South Wacker Drive, Suite 1000

Chicago, Illinois 60606

(312) 922-1980

This schedule is filled in connection with (check the appropriate box):

☒	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	(b)	The filing of a registration statement under the Securities Act of 1933.

☐	(c)	A tender offer.

☐	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee**
$3,184.43	$0.64

*	The transaction valuation was determined by multiplying (i) 318,443 shares (the number of shares of Class A common stock estimated to be cashed out as fractional shares by reason of the reverse stock split described in this schedule) by (ii) $.01 per share (the price per share to be paid for shares of Class A common stock that are cashed out).
**	Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934 by multiplying $3,184.43 by 1/50th of 1%. This fee has been paid previously (File No. 005-77938).

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: _______________________________________________

(2) Form, Schedule or Registration Statement No.: ______________________________

(3) Filing Party: _________________________________________________________

(4) Date Filed: __________________________________________________________

INTRODUCTION

Essential Group, Inc., a Delaware corporation (“Essential Group” or the “Company”) is filing this Rule 13e-3 Transaction Statement in connection with a proposed going private transaction by means of a 1-for-1,200 reverse stock split of the outstanding shares of the Company’s Class A common stock, par value $.001 per share, and Class B common stock, par value $.001 per share.

The Company will not issue any fractional shares in connection with the reverse stock split. In lieu of any fractional share to which a holder of Class A or Class B common stock would otherwise be entitled, the Company will pay the holder cash in the amount of $.01 per share for each (pre-reverse split) share of Class A or Class B common stock for which a fractional share is not being issued.

There are currently 544 holders of record of shares of the Company’s Class A common stock. Following the reverse stock split, there will be 248 holders of record. The purpose of the reverse stock split is to enable the Company to reduce the number of holders of record of shares of its Class A common stock below 300 to enable the Company to deregister its Class A common stock and thereby “go private.”

Concurrently with filing this Schedule 13e-3, the Company is filing a preliminary information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended. The information in the Information Statement is incorporated by reference in its entirety in this schedule and responses to each item in this schedule are qualified in their entirety by the information in the Information Statement.

Capitalized terms used but not defined in this schedule have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet

The information in the Information Statement in the section “Summary Term Sheet” is incorporated by reference.

Item 2. Subject Company Information

(a) Name and address. The subject company is Essential Group, Inc., a Delaware corporation. The Company’s principal executive offices are at 1325 Tri-State Parkway, Suite 300, Gurnee, Illinois 60031. The Company’s telephone number is (847) 855-7500.

(b) Securities. The subject securities are shares of the Company’s Class A common stock, par value $.001 per share. As of December 4, 2006, there were 3,430,043 shares of Class A common stock issued and outstanding.

(c) Trading and Market Price. There is no established trading market for the subject securities.

(d) Dividends. The Company has never paid any dividends on shares of the subject securities. The Company’s ability to declare and pay dividends on shares of Class A common stock is limited by the preferential rights of holders of the Company’s preferred stock and by restrictions in the Company’s credit agreement with its lender.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The Company has not purchased any shares of the subject securities during the past two years.

Item 3. Identity and Background of Filing Person

(a) Name and Address. See Item 2(a) for this information about the Company. For this information about the Company’s executive officers and directors, the section of the Information Statement captioned “General—Directors and Executive Officers” is incorporated by reference. The Company is the filing person.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The section of the Information Statement captioned “General—Directors and Executive Officers” is incorporated by reference.

Item 4. Terms of the Transaction

(a) Material Terms. The sections of the Information Statement captioned “Summary Term Sheet” “Special Factors” and “Additional Factors Relating to Reverse Stock Split” are incorporated by reference.

(c) Different Terms. There are no terms or arrangements in the Reverse Stock Split that treat any holders of the subject securities differently from other holders of the subject securities.

(d) Appraisal Rights. The section of the Information Statement captioned “General—Dissenters’ Right of Appraisal” is incorporated by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the Reverse Stock Split to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions or Negotiations

(a) Transactions. Not applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. The sections of the Information Statement captioned “Special Factors—Background of the Plan of Recapitalization” and “Additional Factors Relating to the Reverse Stock Split—Possible New Equity Investment” are incorporated by reference.

(e) Agreements Involving the Company’s Securities. The section of the Information Statement captioned “Additional Factors Relating to Reverse Stock Split—Possible New Equity Investment” is incorporated by reference.

The Company is a party to a registration rights agreement and an investor rights agreement with certain holders of the Company’s Series A preferred stock. The former agreement gives these holders registration rights in certain circumstances in respect of the shares of Class A common stock issuable upon conversion of their shares of Series A preferred stock; the latter agreement gives these holders certain rights of first refusal in the event that the Company issues new securities and also gives them certain visitation and information rights.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The fractional shares of the subject securities that the Company acquires in the Reverse Stock Split by cashing out fractional shares otherwise issuable will be held in treasury or cancelled.

(c) Plans.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) The sections of the Information Statement captioned “Special Factors—Reasons for and Purpose of Plan of Recapitalization” and “—Effects of Plan of Recapitalization” are incorporated by reference.

(6) Not applicable.

(7) The sections of the Information Statement captioned “Summary Term Sheet” and “Special Factors—Reasons for and Purpose of Plan of Recapitalization” are incorporated by reference.

(8) The sections of the Information Statement captioned “Summary Term Sheet” and “Special Factors—Reasons for and Purpose of Plan of Recapitalization” are incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The sections of the Information Statement captioned “Summary Term Sheet,” and “Special Factors—Reasons for and Purpose of Plan of Recapitalization” are incorporated by reference.

(b) Alternatives. The sections of the Information Statement caption “Special Factors—Strategic Alternatives Considered” and “—Background of Plan of Recapitalization” are incorporated by reference.

(c) Reasons. The sections of the Information Statement captioned “Summary Term Sheet,” and “Special Factors—Reasons for and Purpose of Plan of Recapitalization” are incorporated by reference.

(d) Effects. The sections of the Information Statement captioned “Summary Term Sheet,” “Special Factors—Reasons for and Purpose of Plan of Recapitalization,” “—Effects of Plan of Recapitalization,” “—Additional Effects of Reverse Stock Split on Stockholders,” “—Effect of Reverse Stock Split on Affiliates and Certain Stockholders” and “—Federal Income Tax Consequences of Reverse Stock Split” are incorporated by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The section of the Information Statement captioned “Special Factors—Substantive Fairness of Reverse Stock Split” and “—Procedural Fairness of Reverse Stock Split” is incorporated by reference.

(b) Factors Considered in Determining Fairness. The section of the Information Statement captioned “Special Factors—Substantive Fairness of Reverse Stock Split” and “—Procedural Fairness of Reverse Stock Split” is incorporated by reference.

(c) Approval of Security Holders. The sections of the Information Statement captioned “Special Factors—Required Stockholder Approvals,” “Special Factors—Approval of Plan of Recapitalization” and “—Procedural Fairness of Reverse Stock Split” are incorporated by reference.

(d) Unaffiliated Representative. The section of the Information Statement caption “Special Factors—Procedural Fairness of Reverse Stock Split” is incorporated by reference.

(e) Approval of Directors. The section of the Information Statement caption “Special Factors—Procedural Fairness of Reverse Stock Split” is incorporated by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinion, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The sections of the Information Statement captioned “Special Factors—Substantive Fairness of Reverse Stock Split” and “—Valuation Report” are incorporated by reference.

(b) Preparer and Summary of the Report, Opinion or Opinion. The section of the Information Statement captioned “Special Factors—Valuation Report” is incorporated by reference.

(c) Availability of Documents. The section of the Information Statement captioned “Special Factors—Valuation Report” is incorporated by reference.

Item 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The section of the Information Statement captioned “Additional Factors Relating to Reverse Stock Split—Source and Amount of Funds” is incorporated by reference.

(b) Conditions. Not applicable.

(c) Expenses. The Company estimates that its expenses in connection with the Plan of Recapitalization (including the Reverse Stock Split) will be approximately $100,400, consisting of legal and accounting fees of approximately $40,000, valuation report fees of $45,000 and expenses of $439, and printing and mailing expenses of approximately $10,000.

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The sections of the Information Statement captioned “General—Stock Ownership of Certain Beneficial Owners and Management” and “—Executive Officer Stock Options” are incorporated by reference.

(b) Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

(d) Intent To Tender or Vote in a Going-Not Private Transaction. See the response to Item 8(c), above. None of the Company’s directors or executive officers holds any subject securities.

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements

(a) Financial Information. The section of the Information Statement captioned “Additional Factors Relating to Reverse Stock Split—Financial Information” is incorporated by reference.

(b) Pro Forma Information. The information is not material insofar as the reverse stock split (the going private transaction) is concerned.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The Company will pay the cost of printing, handling and mailing the Information Statement to the Company’s stockholders.

Item 15. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

Item 16. Exhibits

The following exhibits are filed with this schedule:

Exhibit Number	Description
(a)(3)	Preliminary Information Statement (incorporated by reference to preliminary Schedule 14C (Amendment No. 1) filed by the Company on January 19, 2007).

(c)	Valuation report by Willamette Management Associates dated December 1, 2006.

(d).1	Amended and Restated Registration Rights Agreement, dated as of January 6, 2000, as amended, among Affiliated Research Centers, Inc. and Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P. II, Premier Research Worldwide, Ltd., Tullis–Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc. (incorporated by reference to Exhibits 4.1 and 4.2 to the Company’s Registration Statement on Form 10 filed on April 26, 2001 (File No. 0–32601) (the “Form 10”).

(d).2	Investor Rights Agreement, dated as of January 6, 2000, as amended, among Affiliated Research Centers, Inc. and Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P. II, Premier Research Worldwide, Ltd., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc. (incorporated by reference to Exhibits 4.3 and 4.4 to the Company’s Form 10 and Exhibit 4.8 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2001).

23	Consent of Grant Thornton LLP.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Dated: January 19, 2007.

/s/ C. LEE JONES
C. Lee Jones
President and Chief Executive Officer